UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file Number 0 5388

(Check One):
[X] Form 10-KSB	[ ] Form 20-F
[ ] Form 11-K	[ ] Form 10-Q
[ ] Form N-SAR
For Period Ended: December 31, 2001

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SA
For the Transition Period Ended:__________

If the notification relates to a portion of the filing checked above, identify the Item(s)to which notification relates:_______________________________________________________

PART I - REGISTRANT INFORMATION

Cytation Corporation
Full Name of Registrant

CollegeLink.com Incorporated
Former Name if Applicable

251 Thames Street, #8
Address of Principal Executive Office (Street and Number)

Bristol, RI  02809
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or  the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before the fifth.

[  ]  The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III - NARRATIVE

Cytation Corporation (the "Company") is unable to meet its filing deadline for the Form 10-KSB for the year ended December 31, 2001 without unreasonable effort or expense. The Company has been informed by its independent auditors that additional time is needed to complete the audit, the results of which will affect the Company's Form 10-KSB and financial disclosure to be included therein. Therefore, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-KSB within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Richard Fisher	401	254-8800
Name	Area code	Telephone Number

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
           [X]Yes                     [  ]No

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
           [  ]Yes                     [X]No

If so, attach an explanation of the anticipated change, both narratively or quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cytation Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CYTATION CORPORATION

By:	/s/ Richard A Fisher

Name: Richard A. Fisher Title: Chairman Date: March 28, 2002